Exhibit 99.1

For Immediate Release

CMS assigns payment to Novadaq’s SPY Imaging under OPPS

Toronto, Ontario – March 7, 2012 - Novadaq® Technologies Inc. (NASDAQ: NVDQ, TSX: NDQ), a developer of real-time imaging systems for use in the operating room, today announced that the Centers for Medicare & Medicaid Services (CMS) has established SPY Vascular Angiography as a new reimbursable service under the Hospital Outpatient Prospective Payment System (OPPS). Effective April 1, 2012, SPY is assigned to Ambulatory Payment Classification (APC) 0397 Vascular Imaging.

“CMS has recognized SPY Imaging as a standalone reimbursable procedure, which means that our products will become more accessible to the hospital outpatient system”, commented Dr. Arun Menawat, Novadaq’s President and Chief Executive Officer. “While most procedures for our current SPY applications are performed in the inpatient setting, we anticipate near term launches of our SPY Imaging technologies into wound care and vascular procedures and PINPOINT into minimally invasive surgeries that are frequently performed in outpatient facilities. Each year, more than 1 million Americans receive outpatient treatment for vascular diseases alone, including patients with chronic lower extremity ischemia, non-healing wounds, diabetic ulcers, pressure ulcers and peripheral vascular disease. For these patients, visual assessment of blood flow and tissue perfusion during procedures is critical to successful intervention, speedy recovery and reduced possibility of complications”.

About Novadaq Technologies Inc.

Novadaq primarily develops, manufactures and markets real-time fluorescence imaging products that are designed for use by surgeons in the operating room and other clinical settings where open, minimally invasive or interventional surgical procedures are performed. The Company’s SPY® Imaging core technology enables surgeons to visualize blood flow in vessels, co-joined vessels and micro-vessels, and to assess the quality of blood perfusion in tissue, without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY Imaging during complex surgery leads to fewer post-operative complications and lower hospital costs. The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use during a variety of open surgical applications. The endoscopic version of SPY, which is branded PINPOINT™, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. The majority of Novadaq’s current revenues come from alliances formed with leading companies in relevant markets in which SPY technology has been demonstrated to improve clinical outcomes in open, minimally invasive and robotic surgery applications. Novadaq’s first alliance integrates SPY Imaging into the 3-D HD imaging capabilities of the da Vinci® Surgical Robotic System offered by Intuitive Surgical®, Inc. The integrated system received FDA 510(k) clearance in February 2011. In September 2010, Novadaq entered into an exclusive North American sales and marketing alliance with LifeCell™ Corporation, for SPY in open plastic and reconstructive, gastrointestinal and head and neck surgeries. In November 30, 2011, Novadaq signed exclusive, multi-year sales and marketing agreements with Kinetic Concepts, Inc., for wound care applications and extended its agreement with LifeCell for the commercialization of the SPY System into vascular surgery. In addition, the SPY Imaging System for cardiac applications is marketed directly, whereas the CO2 Heart Laser™ for TMR is distributed by MAQUET Cardiovascular. For more information, please visit the Company’s website at http://www.novadaq.com.

Forward-Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: LifeCellTM Corporation is a business unit and trademark of Kinetic Concepts, Inc. Intuitive Surgical and da Vinci are registered trademarks of Intuitive Surgical.

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Investor and Media Relations Contacts

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com